1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date 27 August, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

ANNOUNCEMENT CONTINUING CONNECTED TRANSACTION ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT WITH CHINALCO LEASE

The Board announces that the Company entered into the Finance Lease Framework Agreement with Chinalco Lease on 27 August 2015, pursuant to which, Chinalco Lease proposed to provide finance lease services to the Group.

The Group proposed to obtain the financing by way of sale-and-lease-back arrangements, pursuant to which the Group will sell its own assets to Chinalco Lease to obtain financing, and then the Group will lease back the sold assets from Chinalco Lease and pay rental to Chinalco Lease. Upon expiry of the lease term, the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease according to the corresponding operative agreement.

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and Chinalco Lease is a subsidiary of Chinalco. As such, Chinalco Lease is a connected person of the Company. Therefore, the Finance Lease Framework Agreement entered into between the Company and Chinalco Lease constitutes a continuing connected transaction of the Company under the Hong Kong Listing Rules.

As one or more applicable percentage ratios (as defined in Rule 14A.06 under the Hong Kong Listing Rules) in respect of the transactions contemplated under the Finance Lease Framework Agreement exceeds 0.1%, but is less than 5%, the transactions shall be subject to the reporting and announcement requirements, but are exempt from independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

1.	INTRODUCTION

The Board announces that the Company entered into the Finance Lease Framework Agreement with Chinalco Lease on 27 August 2015, pursuant to which, Chinalco Lease proposed to provide finance lease services to the Group.

2.	FINANCE LEASE FRAMEWORK AGREEMENT

2.1	Date

27 August 2015

2.2	Parties

(1)	the Company; and

(2)	Chinalco Lease

2.3	Method and Arrangements of Finance Lease

The Group proposed to obtain the financing by way of sale-and-lease-back arrangements, pursuant to which the Group will sell its own assets to Chinalco Lease to obtain financing, and then the Group will lease back the sold assets from Chinalco Lease and pay rental to Chinalco Lease. Upon expiry of the lease term, the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease according to the corresponding operative agreement.

2.4	Financing Amount

At any time within the effective term of the Finance Lease Framework Agreement, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB1.5 billion. The financing balance represents the aggregate principal amount outstanding plus lease interest, commission fees and other expenses under the Finance Lease Framework Agreement.

2.5	Financing Cost

The cost of finance lease services provided by Chinalco Lease shall not be higher than the financing cost of services of similar nature provided by third party finance lease companies in the PRC. The financing cost mainly includes lease interest and commission fees.

2.6	Legal Title of the Leased Assets and Repurchase

During the term of the finance lease operated under the Finance Lease Framework Agreement, the legal title of the leased assets shall vest in Chinalco Lease. Upon expiry of such term, the Group will repurchase all the leased assets together with their corresponding legal titles from Chinalco Lease at the nominal price of RMB1.

2.7	Effectiveness and Term of the Finance Lease Framework Agreement

The Finance Lease Framework Agreement will come into effect upon approval by the authorized examining and approving authorities of both parties, and being signed and sealed by the authorized representatives of both parties. The term of the Finance Lease Framework Agreement will expire on 31 December 2016.

Under the premise of compliance with this agreement, the Group and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of providing the specific finance lease service and determine the specific terms and conditions of the transactions. The terms and conditions of such separate operative contracts or agreements shall be in accordance with the principles, terms of the Finance Lease Framework Agreement, as well as the applicable laws.

3.	PROPOSED CAPS UNDER THE FINANCE LEASE FRAMEWORK AGREEMENT AND THE BASIS FOR DETERMINING THE PROPOSED CAPS

There is no historical transaction amount under the Finance Lease Framework Agreement.

Pursuant to the Finance Lease Framework Agreement, at any time within the effective term of this agreement, the financing balance (i.e. the proposed cap) acquired by the Group from Chinalco Lease shall not exceed RMB1.5 billion. The financing balance represents the aggregate principal amount outstanding plus lease interest, commission fees and other expenses under the Finance Lease Framework Agreement.

The Board has taken into account that: (i) the demand of the Group on finance lease services provided by Chinalco Lease arising from the Group's future business development plan and the daily operation and development; (ii) the current market conditions, the interest rate and the potential adjustment by the People's Bank of China in the annual RMB benchmark lending rate for term loans of three years in the future; (iii) the nature, value and expected useful life of the leased assets. In conclusion, the Directors are of the view that the proposed caps of the transactions contemplated under the Finance Lease Framework Agreement are fair and reasonable, and are in the interest of the Company and the Shareholders as a whole.

The Company has adopted a set of effective internal control policies to supervise the continuing connected transactions of the Company. Prior to entering into separate agreements, the authorized departments of the Group will review and assess the specific terms and conditions of the transactions to ensure their consistency with the Finance Lease Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties providing services of similar nature with comparable scale under normal trading conditions around that time. The financial department of the Company will trace, monitor and check the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company continuously conducts strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions.

4.	REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCE LEASE FRAMEWORK AGREEMENT

In providing finance lease services to the Group by Chinalco Lease, the financing cost shall not be higher than the financing cost of services in a similar nature provided by third party finance lease companies in the PRC. The sale-and-lease-back arrangements under the Finance Lease Framework Agreement allow the Company to optimize its financial management, improve its capital usage efficiency, decrease the financing cost and the financing risks, and in favor of the business development and smooth progress of the operation of the Company.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Finance Lease Framework Agreement were negotiated on arm's length basis and entered into in the ordinary course of business of the Group and on normal commercial terms or better. The terms of the Finance Lease Framework Agreement, transactions contemplated thereunder and the proposed caps are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and Chinalco Lease is a subsidiary of Chinalco. As such, Chinalco Lease is a connected person of the Company. Therefore, the Finance Lease Framework Agreement entered into between the Company and Chinalco Lease constitutes a continuing connected transaction of the Company under the Hong Kong Listing Rules.

As one or more applicable percentage ratios (as defined in Rule 14A.06 under the Hong Kong Listing Rules) in respect of the transactions contemplated under the Finance Lease Framework Agreement exceeds 0.1%, but is less than 5%, the transactions shall be subject to the reporting and announcement requirements, but are exempt from independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, all Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution in respect of approving such transactions. Save as disclosed above, none of the Directors has any material interest in the transactions contemplated under the Finance Lease Framework Agreement, and therefore none of the other Directors has abstained from voting on such Board resolution.

6.	INFORMATION OF THE PARTIES

Information on the Company

The Company is a joint stock limited company established in the PRC, the Shares and ADSs of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group is principally engaged in the mining of bauxite, the production and sales of alumina and primary aluminum, the operation of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

Information on Chinalco Lease

Chinalco Lease is principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, salvage value disposal and maintenance of the leased asset, and lease transaction consultation and guarantee.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	domestic share(s) in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

"ADS(s)"	the American depository share(s) issued by The Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, each of which represents the entitlement of 25 H Shares;

"Board"	the board of Directors;

"Chinalco"

Aluminum Corporation of China* (), a solely state-owned corporation and the controlling Shareholder of the Company, directly and indirectly, holding approximately 34.45% of the total issued share capital of the Company as at the date of this announcement;

"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (), a subsidiary of Chinalco as at the date of this announcement;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Finance Lease Framework Agreement"	the finance lease framework agreement entered into between the Company and Chinalco Lease on 27 August 2015, pursuant to which, Chinalco Lease proposed provide finance lease services to the Group;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	The People's Republic of China, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	the shareholder(s) of the Company;

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
27 August 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Si-hang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary